§240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to §240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to §240.13d-2.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)

Auna S.A.

(Name of Issuer)

Class A Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

L0415A103

(CUSIP Number)

March 26, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

Pursuant to Rule 13d-1(b), the events reported in this Schedule 13G are not reportable until 45 days after the end of calendar year 2024. The reporting person is electing to file this Schedule 13G early on a voluntary basis.

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CUSIP No. L0415A103

1	NAMES OF REPORTING PERSONS Teacher Retirement System of Texas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,600,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,600,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

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CUSIP No. L0415A103

Item 1.

(a)	Name of Issuer:

Auna S.A. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

46 A, Avenue JF Kennedy, 1855 Luxembourg, Grand Duchy of Luxembourg

Item 2.

(a)	Name of Person Filing:

Teacher Retirement System of Texas

(b)	Address of Principal Business Office or, if none, Residence:

1000 Red River Street, Austin, Texas 78701

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.01 per share (“Class A Ordinary Shares”)

(e)	CUSIP Number:

L0415A103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

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(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on March 26, 2024, Teacher Retirement System of Texas owned 1,600,000 shares of the Issuer’s Class A Ordinary Shares par value $0.01 per share (the “Ordinary Shares”).

(b)	Percent of class:

As of the close of business on March 26, 2024, Teacher Retirement System of Texas may be deemed to have beneficially owned 1,600,000 shares of the Issuer’s Class A Ordinary Shares or 5.3% of the Issuer’s Class A Ordinary Shares outstanding, which percentage was calculated based on 30,000,000 shares of the Issuer’s Class A Ordinary Shares outstanding as of March 21, 2024, as reported in the Issuer's Form 6-K (Exhibit 99.1) as filed with the SEC on March 22, 2024.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

1,600,000

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition:

1,600,000

(iv)	Shared power to dispose or to direct the disposition:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of Five Percent or Less of a Class.

Not applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(b) Not applicable.

(c) Not applicable.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2024

Teacher Retirement System of Texas

By:	/s/ Heather Traeger
Name:	Heather Traeger
Title:	General Counsel & Chief Compliance Officer